SECURITIES AND EXCHANGE COMMISSION
           Washington, DC  20549


               SCHEDULE  13G


 Under the Securities Exchange Act of 1934
          (Amendment No. __3__)*


            Guest Supply, Inc.
- --------------------------------------------------------------------
             (Name of Issuer)


               Common Stock
- ---------------------------------------------------------------------
      (Title of Class of Securities)


                 401630108
- ----------------------------------------------------------------------
              (CUSIP Number)


Check the following box if a fee is being paid with this statement [
  ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     (Continued on following page(s))

            Page 1 of  5 Pages




          Schedule 13G CUSIP No.   401630108          Page 2 of  5 Pages
- ---------------------------------------------------------------------------
1.   Name of Reporting Person and SS or IRS Identification
     No. of Person

Fred Alger Management, Inc.   13-2510833   Fred M. Alger III      ###-##-####

- -------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
                                                  (a)   [ x ]
          (b)   [    ]
- -----------------------------------------------------3.     SEC USE ONLY
- --------------------------------------------------------------------------
4.   Citzenship or Place of Organization

                    New York, New York
- -----------------------------------------------------------------------------
          5.   Sole Voting Power
                         -0-
- -------------------------------------Shares      6.   Shared Voting
Power
Beneficially
Owned by                 -0-
Each      ----------------------------------------------------------------
Reporting 7.   Sole Dispositive Power
Person
With                     -0-
          ----------------------------------------------------------------
          8.   Shared Dispositive Power
                         -0-
- --------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each  Reporting Person
                         -0-
- --------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*
- --------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9
                          -0-
- -------------------------------------------------------------------------
12.  Type of Reporting Person*
          Fred Alger Management, Inc.   IA
          Fred M. Alger III             IN
- --------------------------------------------------------------------------
   * SEE INSTRUCTION BEFORE FILLING OUT!
               Schedule 13G
                                                  Page 3 of  5 Pages
- --------------------------------------------------------------------------
Item 1(a).     Name of Issuer:

               Guest Supply, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               720 U. S. Highway One
               North Brunswick, NJ  08902


Item 2(a).     Name of Person Filing:

          1.   Fred Alger Management, Inc.
          2.   Fred M. Alger III


Item 2(b).     Address of Principal Business Office, or if none,
Residence:

          1.   75 Maiden Lane, New York, NY  10038
          2.   75 Maiden Lane, New York, NY  10038


Item 2(c).     Citizenship:

          1.   New York
          2.   New York


Item 2(d).     Title of Class of Securities:

               Common Stock


Item 2(e).     CUSIP Number:

               401630108


Item 3.   The person filing is a:

            Group, in accordance with Rule 240.13d-           1(b)(1)(ii)(H)







               Schedule 13G
                                                  Page 4 of  5  Pages
- -----------------------------------------------------------------------
Item 4(a).     Amount Beneficially Owned:

                    -0-


Item 4(b).     Percent of Class:

                    -0-


Item 4(c).     Number of Shares as to Which Such Person has:

    (i)  sole power to vote or to direct the vote

                    -0-

    (ii) shared power to vote or to direct the vote

                    -0-

   (iii)     sole power to dispose or to direct the            disposition of

                    -0-

    (iv) shared power to dispose or to direct the               disposition of

                           -0-


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ x ].


Item 6.   Ownership of More Than Five Percent on Behalf    of Another Person.

                         n/a

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Securities Being
          Reported on by the Parent Holding Company.

                         n/a


               Schedule 13G
                                                  Page 5 of  5  Pages
- --------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group:

          Fred Alger Management, Inc.        IA
          Fred M. Alger III                  IN



Item 9.   Notice of Dissolution of Group.

          N/A



Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/S/ Frederick A. Blum__________________
Signature

Frederick A.Blum
Senior Vice President
___________________________________
Name and Title


April 10, 1996
____________________________________
Date